Nathaniel J. Lipman President & CEO Tel: 203-956-8857 Fax: 203-956-1021 nlipman@affiniongroup.com

August 27, 2009

BY EDGAR AND BY FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affinion Group, Inc.
Registration Statement on Form S-4 (File No. 333-160594), as amended

Ladies and Gentlemen:

Affinion Group, Inc., a Delaware corporation (the “Company”), has filed the above-referenced Registration Statement under the Securities Act of 1933, as amended (the “Registration Statement”). In connection with the Company’s acceleration request relating to the Registration Statement, the Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) and the staff of the Commission (the “Staff”) that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AFFINION GROUP, INC.

By:	/s/ Nathaniel J. Lipman
Name:	Nathaniel J. Lipman
Title:	President and Chief Executive Officer

100 Connecticut Avenue	Norwalk, CT 06850-3651	tel. (203) 956-8857	fax (203) 956-1021